KENNETH B. LERMAN, P.C.
                                 ATTORNEY AT LAW




April 17, 2008

Mr. Terence O'Brien
Accounting Branch Chief
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC  20549-7010

ATTENTION: Ryan Rhon, Staff Accountant

                  Re       Thermodynetics, Inc.
                           Form 10-KSB for the fiscal year ended March 31, 2007 File No. 000-10707

Gentlemen:

In reply to your letter dated April 8, 2008 concerning the above-referenced filings, this firm provides the following responses and information on behalf of Thermodynetics, Inc. (the "COMPANY" on a consolidated basis, or when referred to as a separate corporation, "THERMODYNETICS"). The responses are a compilation of information assembled from the Company, its auditors and attorneys. This letter is being issued as written correspondence for submission on the Edgar system.

     A.   FORM 10-K SB FOR THE FISCAL YEAR ENDED MARCH 31, 2007

1. The specific nature and amount of each material component of the "long-term payables" of $2,782,195 consists entirely of unsecured trade accounts payable.

          In response to bullet points which I have labeled as letters a., b.,
          c. and d. of comment 1, our response is as follow:

          a. The nature of the remaining balance of $1,620,326 of liabilities attributable to Vulcan Industries, Inc. ("VULCAN") reflected on the Company's March 31, 2007 balance sheet out of the total $2,782,195 of unsecured accounts payable consists entirely of unsecured trade accounts payable to the trade creditors of Vulcan; none of those unsecured trade creditors has taken any legal action to attempt to collect against Vulcan. For clarification, the total liabilities attributable to Vulcan of $2,782,195 are comprised of unsecured trade accounts payable for which trade creditors have: (i) taken legal action: $1,161,869 of claimed liabilities in the form of judgments or pending legal actions, and (ii) not taken legal action: $1,620,326 of claimed liabilities.

          b. Vulcan is a wholly-owned subsidiary of Thermodynetics, and Vulcan was incorporated in the State of Michigan. The assets and liabilities of Vulcan are separate and distinct from those of Thermodynetics. Under Michigan law, the sole shareholder, Thermodynetics, as owner of the subsidiary corporation, Vulcan, is not liable for the ordinary liabilities of the wholly-owned subsidiary corporation. Michigan counsel for Thermodynetics has confirmed that the laws limiting the liability of owners of corporations are applicable in this situation and therefore the legal barriers to collection against Thermodynetics by any trade creditor are extremely strong. Thus as there are no assets available from the assets of the wholly-owned subsidiary


        |X| 651 Day Hill Road              [ ] 7700 W. Camino Real, Suite 404
      Windsor, Connecticut 06095                Boca Raton, Florida 33433
         Conn (860) 285-0700                     Florida (561) 883-0700

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
April 17, 2008
Page 2


               Vulcan for these unsecured creditors of Vulcan and as the liabilities are those of Vulcan alone, Thermodynetics will not be liable to pay these unsecured creditors.

          c. The applicable statute of limitations is set forth in the Uniform Commercial Code in Michigan, MCL 440.2725 which, as a general rule, applies a four-year statute of limitations to transactions between suppliers and purchasers of goods, and thus is applicable to Vulcan. Further, if other creditors provided services which are not governed by the Uniform Commercial Code, their claims would be subject to a six-year statute of limitations found in the Revised Judicature Act (RJA) at MCL 600.5807(8). Thus, any UCC claims not pursued to judgment would be subject to MCL
               440.2775 and the claims would expire as against Vulcan four years from August 26, 2005. Judgment liens and non-UCC contract claims would expire after six years under MCL 600.5807(8).

          d. As explained above, Vulcan has no assets to pay the Fischer Canada judgment of $1.1 million, and Thermodynetics has no legal obligation to pay such judgment.

Should your Division require any further information, please so advise.

Very truly yours,

   /s/  Kenneth B. Lerman

Kenneth B. Lerman

KBL:dn
Enclosure

cc:  Robert A. Lerman, President & CEO